UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ANADYS PHARMACEUTICALS, INC.

(Name of Subject Company)

BRYCE ACQUISITION CORPORATION

HOFFMANN-LA ROCHE INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03252Q408

(Cusip Number of Class of Securities)

Frederick C. Kentz III

Hoffmann-La Roche Inc.

340 Kingsland Street

Nutley, New Jersey 07110

Telephone: (973) 235-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$224,528,042.02	$25,730.91

*	Estimated solely for purposes of calculating the filing fee. The transaction valuation is based on the offer to purchase (i) 57,176,285 outstanding shares of common stock of Anadys Pharmaceuticals, Inc. at a purchase price of $3.70 per share (the “Offer Price”), (ii) outstanding options having an exercise price less than the Offer Price (with an average exercise price of approximately $2.04) with respect to 6,142,622 shares and (iii) outstanding warrants having an exercise price less than the Offer Price (each with an exercise price of $2.75) with respect to 2,925,300 shares, in each case as of October 14, 2011, the most recent practicable date.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Bryce Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Hoffmann-La Roche Inc., a New Jersey corporation, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Anadys Pharmaceuticals, Inc., a Delaware corporation, at $3.70 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 25, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated as of October 25, 2011.

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Summary Advertisement, dated as of October 25, 2011.

(a)(5)(i)	Press Release issued by F. Hoffmann-La Roche Ltd, dated as of October 17, 2011 (incorporated by reference to the Pre-Commencement Communication on Schedule TO filed by Hoffmann-La Roche Inc. on October 17, 2011).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of October 16, 2011, among Anadys Pharmaceuticals, Inc., Hoffmann-La Roche Inc., Bryce Acquisition Corporation and, solely for the limited purposes set forth therein, Roche Holdings, Inc (incorporated by reference to the Form 8-K filed by Anadys Pharmaceuticals, Inc. on October 19, 2011).

(d)(2)	Form of Tender and Support Agreement, dated as of October 16, 2011, among Anadys Pharmaceuticals, Hoffmann-La Roche Inc., Bryce Acquisition Corporation and certain stockholders of Anadys Pharmaceuticals, Inc. (incorporated by reference to the Form 8-K filed by Anadys Pharmaceuticals, Inc. on October 19, 2011).

(d)(3)	Confidentiality Agreement, dated as of September 12, 2011, between Roche Holdings, Inc. and Anadys Pharmaceuticals, Inc. (incorporated by reference to the Schedule 14D-9 filed by Anadys Pharmaceuticals, Inc. on October 25, 2011).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2011

BRYCE ACQUISITION CORPORATION

By:	/S/ DAVID P. MCDEDE
Name: David P. McDede
Title: Vice President and Treasurer

HOFFMANN-LA ROCHE INC.

By:	/S/ DAVID P. MCDEDE
Name: David P. McDede
Title: Vice President and Treasurer